SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934.

CROFF ENTERPRISES, INC.
 (Name of Subject Company (Issuer))

JENSEN DEVELOPMENT COMPANY & C.S. FINANCE L.L.C.
 (Name of Filing Persons (identifying status as offeror, issuer or other person))

CLASS B PREFERRED STOCK
(Title of Class of Securities)

NONE
(CUSIP Number of Class of Securities)

Gerald L. Jensen
President, Member
Jensen Development Company & C.S. Finance L.L.C
3773 Cherry Creek Drive North #1025
Denver, Colorado 80209
(303) 383-1515
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Berliner McDonald, P.C.
5670 Greenwood Plaza Blvd., Suite 418
Greenwood Village, Colorado 80111-2408
(303) 830-1700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$862,404	$172.48

*Filing fee is one-50th of one percent of the aggregate dollar amount of cash being offered by the third party to purchase 287,468 shares of its Preferred B stock, based on a price of $3.00 per share.

{ } Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

{ } Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

{ } third-party tender offer subject to Rule 14d-1.

{X} issuer tender offer subject to Rule 13e-4.

{ } going-private transaction subject to Rule 13e-3.

{ } amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: { }

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO relates to the Tender Offer (the “Offer”) by Jensen Development Company (“Jensen Development”) and C.S. Finance L.L.C. (“C.S. Finance”) (“the Offerors”), parties deemed to be affiliates of the issuer, Croff Enterprises, Inc., to purchase all of the Class B Preferred Stock (the “Preferred B” shares) of Croff Enterprises, Inc. at a price of $3.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2005 and the related Letter of Transmittal. Although the Offer is being made to all Preferred B shareholders, the Offerors, directly or through their affiliates, already own approximately 47% of the outstanding Preferred B shares, which shares will not be tendered pursuant to the Offer. Copies of the Offer to Purchase, the related Letter of Transmittal, and certain other relevant documents are filed as exhibits hereto. The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1. Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

        (a) Name and Address. The issuer of the securities subject to the Offer is Croff Enterprises, Inc., a Utah corporation ("Croff" or “the Company”). The address of the Company's principal executive office, and its mailing address, is 3773 Cherry Creek Drive North #1025, Denver, Colorado, 80209, and the telephone number of its principal executive office is (303) 383-1555.

        (b) Offerors. The Offerors are Jensen Development Company, a Colorado corporation (“Jensen Development”) and C.S. Finance L.L.C., a Colorado limited liability company (“C.S. Finance”.) Gerald L. Jensen (“Jensen”) is the President and sole shareholder of Jensen Development and is Managing Member and 100% owner of C.S. Finance. Mr. Jensen is also the President and Chairman of the Board of Directors of Croff and beneficially owns (along with Jensen Development) 43.3% of its common stock and beneficially owns 46.8% of the Preferred B shares.

        (c) Securities Subject to Tender Offer All of the Preferred B shares of Croff Enterprises, Inc. at $3.00 per share. One of the conditions to the Offer is that shareholders holding 100 Preferred B shares or less must tender all or none of their shares, while those holding more than 100 shares may tender all or any portion, but not less than 100 shares. For further conditions of the Offer, see Section 5 of the Offer to Purchase. Although the Offer is being made to all Preferred B shareholders, the Offerors, directly or through their affiliates, already own approximately 47% of the outstanding Preferred B shares, which shares will not be tendered pursuant to the Offer. As of June 1, 2005 there were 540,659 shares of Preferred B shares issued and outstanding, of which Mr. Jensen and Jensen Development held 253,191 shares or 46.8%.

        (d) Trading Market and Price. The Preferred B shares have not been registered with the Securities and Exchange Commission and are considered restricted securities under applicable law. Accordingly, there is no established trading market for the purchase or sale of the Preferred B shares. Some very limited number of the Preferred B shares have been traded from time to time through a clearinghouse maintained by Croff on its website. Croff does not establish any trading prices of the Preferred B shares, but has maintained a bid and ask forum on its website, where buyers and sellers can exchange bid and ask prices. The few actual trades in the Preferred B shares that have occurred have been limited to private transactions between buyers and sellers as arranged on the website by the parties to the transactions.

        (e) Dividends. Croff’s Board of Directors may declare a dividend payable from the Preferred B shares, which may be payable solely from the Company’s oil, natural gas and perpetual mineral investments,the "Oil Assets", (excluding certain leases in Dewitt County, Texas). However, no dividend on Preferred B shares has been declared or paid by Croff since the Preferred B shares were issued.

        (f) Prior Public Offerings. Neither the Offerors nor Croff have made any underwritten public offerings for the Preferred B shares during the past three years, or at any time, that were registered under the Securities Act of 1933 or exempt from registration under Regulation A. Jensen Development and C.S. Finance are both privately owned entities.

        (g) Prior Stock purchases. Jensen Development and C.S. Finance have not purchased any Preferred B stock during the past two years.

Item 3. Identity and Background of Filing Person.

        (a)  Name and Address. The filing persons are Jensen Development Company, a Colorado Corporation (and the largest shareholder of Croff Enterprises, Inc.) and C.S. Finance L.L.C., a Colorado Limited Liability Company, both of which are wholly owned by Gerald L. Jensen, the Chairman of the Board and the President of Croff Enterprises, Inc., and both of which are located at 3773 Cherry Creek Drive North #1025, Denver, Colorado 80209. See Section 10, “Interest of Directors and Officers,” of the Offer to Purchase for more information on number of shares owned by Jensen Development Company and Gerald L. Jensen.

        (b)  Business and Background. Jensen Development Company is a Colorado Corporation which invests primarily in real estate transactions, including development and rehabilitation projects. C.S. Finance L.L.C. is a Colorado limited liability company that does private lending primarily for companies affiliated with Gerald L. Jensen. Neither the Offerors, Mr. Jensen nor any other persons affiliated with the Offerors have been convicted in any criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors), nor have they been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person or entity from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction.

        (a) Material Terms. The information set forth in the Introductory Statement of this Schedule TO and the following sections of the Offer to Purchase are incorporated by reference: Sections 1, 2, 3, 4, 5, 7 and 14

        Securities Sought in Tender Offer/Consideration. This is a tender Offer to purchase all of the Preferred B shares of Croff, with the understanding that those Preferred B shares held by Mr. Jensen and Jensen Development will not be tendered. The price is $3.00 per share in cash, net to the shareholder, with Offerors paying all costs of the tender (the “Purchase Price”). One of the conditions to the Offer is that shareholders holding 100 Preferred B shares or less must tender all or none of their shares, while those holding more than 100 shares may tender all or any portion, but not less than 100 shares. For further conditions on the Offer, see Section 5 of the Offer to Purchase. The Offerors are Jensen Development Company and C.S. Finance L.L.C., which are both wholly owned by Gerald L. Jensen, the Chairman and President of Croff. The Offer is made only to those Preferred B shareholders meeting certain requirements, as described more fully in the Offer to Purchase, Section 5. As of May 25, 2005, there were 540,659 total Preferred B shares outstanding, of which 253,191 shares are owned by Mr. Jensen and Jensen Development Company. Accordingly, the Offerors are seeking to acquire in this tender offer all of the remaining 287,468 Preferred B shares.

        Offering Period. The offer will remain open from 12:01 a.m. on the date that the Offerors’ publish notice of the Offer or has sent or given the Offer to the Preferred B shareholders (the “Commencement Date”) until 12:00 midnight on July 29, 2005 (the “Expiration Date”), unless extended by the Offerors. If the Offerors intend to extend the offering period, they will issue a press release and/or provide other public notice to the shareholders, and amend this filing, prior to the Expiration Date which shall state that the offering period has been extended for at least another ten business days.

        Withdrawal of Tenders. Preferred B shareholders who have submitted their tender materials and have tendered their shares may withdraw their shares tendered by notifying the Depositary prior to the earlier of (1) acceptance for payment, or (2) the Expiration Date, or if the offering period is extended, before the extended expiration date, or if the Offer has expired but the Offerors have not yet accepted tendered shares for payment, and have received a request for withdrawal by 12:00 midnight on a day no more than 40 business days from the Commencement Date of the Offer. The information contained in Section 3 of the Offer to Purchase is incorporated by reference.

        Procedures for Tendering and Withdrawal of Securities. The information contained in Sections 2 and 3 of the Offer to Purchase is incorporated by reference.

        Manner in Which Securities Will be Accepted for Payment. The information contained in Section 4 of the Offer to Purchase is incorporated by reference.

Differences in the Rights of Security Holders as a Result of the Tender Offer. If the Tender Offer is successful, the Offerors, along with Mr. Jensen, will collectively own all of the outstanding Preferred B shares. The Preferred B shares are not voting shares, except that the Preferred B shares, according to the Company’s amended articles of incorporation, are the sole class of the Company’s stock entitled to vote upon matters relating to the sale or liquidation of the Oil Assets and related income. In addition, the Preferred B shares have priority over all other classes of stock in the event of liquidation, distribution, merger or sale of the Oil Assets and are exclusively entitled to all dividends, distributions, other income, or other beneficial distributions based directly or indirectly on the Oil Assets. Preferred B shareholders tendering their shares in this tender offer will lose all rights and preferences assigned to the Preferred B shares. However, the tendering of Preferred B shares in the Offer will not affect a Preferred B shareholder’s holdings of common or other preferred shares of the Company. A Preferred B shareholder who elects not to tender in this Offer will remain a minority Preferred B shareholder.

        Accounting Treatment of the Tender Offer. The Offerors are not responsible for the manner in which the Company will account for the Tender Offer transaction. However, the Offerors believe that the accounting of the tender offer by the Company will recognize the change of ownership of the Preferred B shares but no financial statement effect.

        Federal Income Tax Consequences of the Tender Offer. The Offerors are not responsible for the manner in which the Company will record the Tender Offer transaction for income tax purposes. However, the Offerors believe that since the transaction will involve the purchase of securities by the Offerors from various shareholders other than the Company, the transaction will not have an income tax effect on the Company. The Offerors believe that the transaction will have an income tax effect for those Preferred B shareholders who tender their shares, which will vary depending on their facts and circumstances. Generally, with respect to federal income tax, shareholders who have held their Preferred B shares for over twelve months will be entitled to capital gains treatment on the difference between the cash consideration received and the shareholder’s basis in the shares. Since Preferred B shares were issued for no additional consideration in 1996, to all common shareholders on a one for one ratio, the shareholders’ basis normally would be zero. Preferred B Shareholders tendering their shares are advised to consult their tax advisors regarding the taxable effect of their tender under applicable law. See Section 13 of the Offer to Purchase, which is incorporated herein by reference.

        (b) Purchases. Officers, directors or affiliates of Croff Enterprises, Inc. subject to the conditions of the Offer set forth in section 5 of the Offer to Purchase, which is incorporated by reference, may not participate in the offer on the same basis as our other shareholders. We have been advised that some directors of Croff intend to tender shares pursuant to the Offer, and we expect to purchase such qualified shares. The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference. Since Mr. Jensen is the sole owner of both of the Offerors, the Offerors do not anticipate that the Preferred B shares owned by Jensen Development and Mr. Jensen will not be tendered to the Offerors in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a) Transactions. Croff currently has an office sharing arrangement with Jenex Petroleum Corporation (“Jenex”), which is wholly owned by Croff’s President, Mr. Jensen. The Company is not a party to any lease, but during 2004 paid Jenex for office space and all office services, including rent, phone, office supplies, secretarial, land, and accounting. Mr. Stuart Kroonenberg, the former Chief Financial Officer of the Company, was paid by Jenex pursuant to this arrangement, but served as an officer of Croff. These arrangements were entered into to reduce the Company’s overhead and are currently on a month-to-month basis. The Company’s expenses for these services were $48,000, $30,000 and $24,000 for the years ended 2004, 2003 and 2002, respectively. Although these transactions were not a result of “arms length” negotiations, we are advised that the Company’s Board of Directors approved these transactions and believes that they are reasonable.

        The Company retains the legal services of Jensen, Duffin, & Dibb, LLP. Julian Jensen, a Director and shareholder of the Company, and the brother of Mr. Jensen, is part of this professional firm. Legal fees paid to this law firm for the years ending 2004, 2003, and 2002 were $2,410, $2,256 and $3,109, respectively.
The Company has working interests in five Oklahoma natural gas wells, which are operated by Jenex. As part of the 1998 purchase agreement, Jenex agreed to rebate to Croff $150 of operating fees per well, each month, which now totals $750 per month, as long as Jenex operated the wells and Croff retained its interest.

        The Company compensated Richard H. Mandel, Jr., a member of its Board of Directors, 1,000 and 2,000 shares of Croff common stock during 2003 and 2004, respectively, for consulting services rendered in connection with the Company’s Yorktown Re-entry Program in south Texas. The common shares were valued at $1.00 per share for purposes of these transactions, which the Board of Directors of Croff believed at the time approximated the fair market price of the shares. Colleen Jensen, wife of Gerald L. Jensen, is an officer (Secretary) of Jensen Development Company, an Offeror. Mrs. Jensen as an employee of Jenex, has performed services for Croff as part of the overhead assistance provided to Croff by Jenex for the monthly fee.

         (b) Significant Corporate Events. During the past two years, Jensen Development and C.S. Finance have been involved in two significant corporate events with Croff. First, Jensen Development and C.S. Finance have been involved in the election of directors of Croff, directly, in the case of Jensen Development, as a shareholder of the Company’s common stock through submission of proxy votes, and indirectly, in the case of C.S. Finance, through votes made by C.S. Finance’s sole member, Mr. Jensen, who owns 114,858 shares of Croff common stock. Second, on April 14, 2005, Jensen Development and C.S. Finance submitted a proposal to Croff to purchase all of the Preferred B Oil Assets of the Company. This offer was rejected by the non-management members of the Board of Directors of Croff for certain corporate and income tax reasons, but the non-management committee of the Board invited a tender offer at a higher price. This tender Offer is in response to the rejected offer.

         (c) Agreements Involving the Company’s Securities: None. Please see section 10 of the Offer to Purchase.

Item 6. Purposes of the Transaction and Plans or Proposals.

       (a) Purposes. The first purpose of the Offer is to provide the Offerors with majority control of the Preferred B shares, thereby obtaining priority beneficial interest in the Oil Assets in the event of liquidation, distribution, merger or sale of the Oil Assets. Another purpose of the Offer is to provide liquidity in the form of a cash offer to the minority Preferred B shareholders, based on the fact that there has been an extremely limited market for the Preferred B shares, and the last trades were at a price of approximately $1 per share. The Offerors have based their $3 per share offer upon the Company's valuation of the Oil Assets as set out in Section 7 of the Offer to Purchase, which is incorporated herein by reference. The Offer will enable the Preferred B shareholders to obtain the $3 per share price without further cost or commission. If this Offer is successful, Offerors will likely control a majority of the Preferred B shares and thus, a controlling beneficial interest in the Oil Assets. Offerors may attempt to separate the Oil Assets from the rest of the assets of the Company (i.e., primarily, the Dewitt County, Texas leases). The current operations of Croff relate almost entirely to operating the Oil Assets. The only oil and natural gas assets over which the Preferred B shareholders do not have a priority beneficial interest are the Dewitt County, Texas leases sold to Tempest Resources, in which the Company has the right to a 25% working interest. The Offerors believe that if their Offer is successful and they separate the Oil Assets from Croff in some fashion, the future value of Croff may depend on Croff’s ability to engage in certain unknown strategic alternatives, such as a reverse merger with a private company, which effect on the value of Croff is entirely unknown. While Croff has publicly announced plans to consider certain potential strategic alternatives, Offerors do not know what transactions, if any, Croff may enter in the future. Offerors can give no assurances that Croff will engage in any strategic alternative or transaction. The concentration of the Preferred B shares in Offerors may cause a decline in trading and interest in the common shares. For those Preferred B shareholders who elect not to tender in this Offer, if Offerors, and their affiliates, gain control of a majority of the Preferred B shares, the market for those shares may be even more limited than it is now. See Section 7 of the Offer to Purchase, which is incorporated herein by this reference.

        (b) Use of Securities Acquired. The additional Preferred B Shares acquired in the Offer will be initially retained by the Offerors, pending a potential transaction involving the Oil Assets. If Offerors purchase enough Preferred B shares in this Offer such that they, along with Mr. Jensen, who controls both of the Offerors, collectively have a majority of the outstanding Preferred B shares, they may seek to transfer the Oil Assets to a private company. However, while the Preferred B shares have a priority beneficial interest in the Oil Assets, superior in interest to any other class of Croff shares, the Oil Assets are nevertheless owned by Croff and their ultimate disposition, if any, will be determined by Croff’s Board of Directors. The Preferred B shareholders have certain voting rights in the event of a proposed sale or disposition of the Oil Assets, as well as rights to receive a pro rata share of any proceeds derived from the sale or distribution of the Oil Assets.

       (c) Plans. The Plans of the Offerors are set out in Section 7 of the Offer, which is incorporated herein by reference. Offerors can give no assurance that their views are correct or that these plans will materialize nor that if they do materialize that they will achieve the results that Offerors intend. Nor can Offerors give any assurance that Croff will pursue any potential strategic alternative or other transaction.

Item 7. Source and Amount of Funds or Other Consideration.

       (a) Source of Funds. Jensen Development and C.S. Finance are prepared to purchase all of the remaining outstanding Preferred B shares of Croff Enterprises not owned by Mr. Jensen or Jensen Development (up to 287,468 shares) at $3.00 per share. Assuming that the maximum number of shares sought are purchased at $3 per share, the Offerors expect that the maximum aggregate cost, including all expenses, to be approximately $870,000. The source of funds for this Offer is a contribution of cash as follows:

Jensen Development Company	$100,000
C.S. Finance L.L.C.	$270,000
Bank Line of credit	$ 500,000

Total	$870,000

       (b) There are no conditions to the above financing, which is in place and sufficient to purchase all tendered shares.

       (c) Borrowed Funds. Gerald L. Jensen has secured a line of credit from American National Bank in the amount of $500,000 for the benefit of Offerors. Mr. Jensen has agreed to loan Jensen Development Company, whatever amounts are necessary from this line to purchase the Croff Preferred B shares, up to a maximum amount of $500,000. This loan is secured by a pledge of Mr. Jensen’s and Jensen Development Company’s Croff common shares and Preferred B shares, and draws interest at one percent over prime, and is due in one year. Mr. Jensen intends to repay draws on this loan from personal resources. American National Bank has been selected by the Offerors to act as the Depositary for the Offer. Pursuant toa Croff board resolution in 2001, certain cash proceeds from income generated by the Oil Assets have been placed by Croff in an interest bearing money market account at American National Bank. The Preferred B money market account contains approximately $270,000 in cash. The disposition of such cash is at the discretion of Croff’s Board of Directors.

Item 8. Interest in Securities of the Subject Company.

       (a) Securities Ownership. As of December 31, 2004, Jensen Development beneficially owned 132,130 shares of the Preferred B stock of Croff Enterprises, Inc. which constitutes approximately 24% of the Preferred B shares. Gerald L. Jensen, the sole owner of Jensen Development and C.S. Finance, owns121,061 shares of the Preferred Shares, or approximately 23%. Mr. Jensen beneficially owns 253,191, or approximately 47%, of the Preferred B shares and 246,988, or approximately 43%, of Croff’s common shares, including shares owned by Jensen Development. C.S. Finance owns no Preferred B shares and no Croff common shares.

       (b) Securities Transactions. There have been no securities transactions involving the Preferred B shares by Jensen Development, C.S. Finance or Mr. Jensen, or by Croff or any of its officers or directors, within the last 60 days.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

        (a) Solicitations or Recommendations. The Offerors have not retained any persons to make solicitations or recommendations in connection with the Offering.

Item 10. Financial Statements.

       (a) Financial Information Offerors incorporate by reference the financial statements, including balance sheet for the fiscal years ending December 31, 2003 and 2004, statements of operations for the fiscal years ended December 31, 2002, 2003 and 2004, and the statements of cash flow for the fiscal years ended December 31, 2002, 2003 and 2004, as set forth in Croff’s annual report on Form 10-K, as filed with the Securities and Exchange Commission on March 1, 2005. This Form 10-K was mailed to all common and Preferred B shareholders of Croff on June 6, 2005. Additional copies of the Annual Report on Form 10-K may be obtained by contacting Croff, or on Croff’s website at www.croff.com. The filing may also be accessed on the Securities and Exchange Commission’s website, www.sec.org. Offerors also incorporate by reference the unaudited balance sheet, statement of operations and statement of cash flows of Croff for the interim period ended March 31, 2005 and comparative period for the prior fiscal year, as set forth in the Company’s interim report on Form 10-Q, as filed with the Securities and Exchange Commission on May 17, 2005. See also the selected financial information regarding Croff as set forth in Section 11 of the Offer to Purchase, which is incorporated herein by reference.

       No financial information of the Offerors is provided as such information is not deemed to be material as, among other reasons, the consideration offered in the Offer consists solely of cash.

       (b) Pro Forma Information. No pro forma financial information regarding the effect of the Offer on Croff’s balance sheet, statement of income and book value per share is provided as Offerors believe such effects to be immaterial.

Item 11. Additional Information.

       (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in “Section 10 – Interest of Directors and Officers; Transactions and Arrangements Concerning Shares; Participation in Offer by Preferred Shareholders,” and “Section 12 – Legal Matters; Regulatory Approvals,” contained in the Offer to Purchase are incorporated by reference.

       (b) Other Material Information. The information contained in the Offer to Purchase is incorporated by reference.

Item 12. Exhibits.

(a)(1)	Offer to Purchase, dated June 15, 2005.
(a)(2)	Shareholders Letter of Transmittal.
(a)(3)	Letter to Shareholders of the Company, dated June 15, 2005, from Gerald L. Jensen.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients of Banks and Brokers
(a)(6)	Press Release dated June 15, 2005, issued by Offerors.
(b)(1)	Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Jensen Development Company & C.S. Finance L.L.C.
By:	/s/ Gerald L. Jensen Name: Gerald L. Jensen Title: President, Member

June 15, 2005

INDEX TO EXHIBITS

(a)(1)	Offer to Purchase, dated June 15, 2005.
(a)(2)	Shareholders Letter of Transmittal.
(a)(3)	Letter to Shareholders of the Company, dated June 15, 2005, from Gerald L. Jensen.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients of Banks and Brokers
(a)(6)	Press Release dated June 15, 2005, issued by Offerors.
(b)(1)	Commitment Letter from American National Bank to Gerald L. Jensen, dated June 9, 2005.